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                                                                EXHIBIT 12.1
                       WORLDCOM, INC. AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (In Thousands of Dollars)



                                                                                                           For the Three Months
                                                                   Year Ended December 31,                    Ended March 31,
                                                    -----------------------------------------------------  --------------------
                                                      1993      1994      1995        1996        1997       1997       1998
                                                    -----------------------------------------------------  --------------------
Earnings:
  Pretax income (loss) from continuing operations   $209,920  $(50,697) $428,178  $(2,103,259) $  662,891  $ 78,800  $(162,184)
  Fixed charges, net of capitalized interest          47,316    59,689   272,029      273,733     442,015   101,980    115,522
                                                    --------  --------  --------  -----------  ----------  --------  ---------

  Earnings                                          $257,236  $  8,992  $700,207  $(1,829,526) $1,104,906  $180,780  $ (46,662)
                                                    ========  ========  ========  ===========  ==========  ========  =========

Fixed Charges:
  Interest cost                                     $ 38,657  $ 49,203  $257,803  $   262,562  $  482,635  $103,160  $ 153,273
  Amortization of financing costs                      1,792     2,086     2,811        1,742        --        --         --
  Interest factor of rent expense                      9,967    10,300    16,298       19,004      47,280    11,820     13,274
                                                    --------  --------  --------  -----------  ----------  --------  ---------

  Fixed charges                                     $ 50,416  $ 61,589  $276,912  $   283,308  $  529,915  $114,980  $ 166,547
                                                    ========  ========  ========  ===========  ==========  ========  =========
Deficiency of earnings to combined fixed charges
  and preferred stock dividends                     $   --    $(52,597) $   --    $(2,112,834) $     --    $   --    $(213,209)
                                                    ========  ========  ========  ===========  ==========  ========  =========
Ratio of earnings to combined fixed charges
  and preferred stock dividends                       5.10:1    0.15:1    2.53:1      N/A          2.09:1    1.57:1     N/A
                                                    ========  ========  ========  ===========  ==========  ========  =========



See Notes to Computation of Ratio of Earnings to Fixed Charges



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                  NOTES TO COMPUTATION OF RATIO OF EARNINGS TO
                                 FIXED CHARGES




(1) In the first quarter of 1998, the Company recorded a $429 million charge for in-process research and development related to the CompuServe Merger and AOL Transaction. The charge was based on a valuation analysis of certain technologies acquired in these transactions, including the companies' virtual private data networks, application hosting products, security systems, next generation network architectures, and certain other identified research and development projects purchased in the CompuServe Merger and AOL Transaction. At the date of the CompuServe Merger and AOL Transaction, the technological feasibility of the acquired technology had not yet been established and the technology had no future alternative uses.



         In addition, the Company recorded a one-time charge of $69.5 million for employee severance, alignment charges and direct merger costs associated with the BFP Merger.



(2) Results for 1996 include a $2.14 billion charge for in-process research and development related to the MFS Merger. The charge is based upon a valuation analysis of the technologies of MFS' worldwide information system, the Internet network expansion system of UUNET, and certain other identified research and development projects purchased in the MFS Merger. The expense includes $1.6 billion associated with UUNET and $0.54 billion related to MFS.



         Additionally, 1996 results include other after-tax charges of $121 million for employee severance, employee compensation charges, alignment charges, and costs to exit unfavorable telecommunications contracts and $344 million after-tax write-down of operating assets within the Company's core and non-core business. On a pre-tax basis, these charges totaled $600.1 million.



(3) In 1995, Metromedia converted its Series I Preferred Stock into Common Stock, exercised warrants to acquire Common Stock and immediately sold its position of 61,699,096 shares of Common Stock in a public offering. In connection with the preferred stock conversion, WorldCom made a non-recurring payment of $15.0 million to Metromedia, representing a discount to the minimum nominal dividends that would have been payable on the Series I Preferred Stock prior to the September 15, 1996 optional call date of approximately $26.6 million (which amount included an annual dividend requirement of $24.5 million plus accrued dividends to such call date).



(4) As a result of the IDB Merger, the Company initiated plans to reorganize and restructure its management and operational organization and facilities to eliminate duplicate personnel, physical facilities and service capacity, to abandon certain products and marketing activities, and to take further advantage of the synergies available to the combined entities. Also, during the fourth quarter of 1993, plans were approved to reduce IDB's cost structure and to improve productivity. Accordingly, in 1994 and 1993, the Company charged to operations the estimated costs of such reorganization and restructuring activities, including employee severance, physical facility abandonment and duplicate service capacity. These costs totaled $43.7 million in 1994 and $5.9 million in 1993.



         Also, during 1994, the Company incurred direct merger costs of $15.0 million related to the IDB Merger. These costs include professional fees, proxy solicitation costs, travel and related expenses and certain other direct costs attributable to the IDB Merger.



(5) In connection with certain debt refinancing, the Company recognized in 1996 and 1993 extraordinary items of approximately $4.2 million and $7.9 million, respectively, net of income taxes, consisting of unamortized debt discount, unamortized issuance cost and prepayment fees. Additionally, in 1996 the Company recorded an extraordinary item of $20.2 million, net of income taxes, related to a write-off deferred international costs.